Squire, Sanders & Dempsey L.L.P. Two Renaissance Square 40 North Central Avenue, Suite 2700 Phoenix, AZ 85004-4498 Office: +1.602.528.4000 Fax: +1.602.253.8129
Direct Dial: +1.602.528.4801
jprichardson@ssd.com
March 30, 2007
VIA
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael McTiernan, Staff Attorney

Re:	Arizona Land Income Corporation
Revised Preliminary Proxy Statement on Schedule 14A
File No. 1-09900
Filed February 1, 2007
Ladies and Gentlemen:
     On behalf of Arizona Land Income Corporation (the “Company”) enclosed please find the amended Preliminary Proxy Statement on Schedule 14A. The amended Preliminary Proxy Statement has been filed in response to the comments of the Staff contained in a letter, dated March 1, 2007, relating to the above-referenced filing. We are filing our responses to the SEC’s non-accounting comments prior to the submission of the formal responses to the accounting comments. Formal responses to the SEC’s accounting comments will be forthcoming upon completion of the audit of the financial statements of the Shidler Predecessor for the fiscal year ended December 31, 2006.
     For your convenience we have enclosed a clean copy and a marked version of the amended Preliminary Proxy Statement. The marked version indicates the collective revisions made to the Preliminary Proxy Statement as filed on February 1, 2007. Additionally, in response to SEC Comment 33, we have enclosed supplementary information regarding market data in order to verify the statements disclosed in the amended Preliminary Proxy Statement.
     Set forth below are the comments of the Staff (in italics) contained in the Staff’s letter and immediately below each comment is the response with respect thereto. Unless otherwise noted, the page numbers in our responses refer to the page numbers in the marked copies of the Preliminary Proxy Statement included with this letter.

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
March 30, 2007

General
1.	Please update the financial information in your filing, the unaudited pro forma financial statements and the financial statements in accordance with Rule 3-12 of Regulation S-X.
The financial information will be updated upon completion of the audit of the financial statements of the Shidler Predecessor for the fiscal year ended December 31, 2006.
Cover Page—Letter to Shareholders
2.	Please disclose the approximate date on which the proxy statement and form of proxy are first sent or given to shareholders. Refer to Item 1(b) of Schedule 14A.
In response to your comment, we have revised the Preliminary Proxy Statement by including in the cover letter the following statement:
“Enclosed with this letter are proxy materials dated [date], 2007, relating to the annual meeting of our shareholders where these transactions will be considered. We anticipate that these proxy materials will be mailed on or about [date], 2007.”
3.	Please include explanatory disclosure with the pictures of the contributed properties. In addition, please identify properties that will not be wholly-owned.
In response to your comment, we have revised the Preliminary Proxy Statement by including on the page containing pictures of the Contributed Properties the following explanatory disclosure:
“Pictured above are the ten properties in which equity interests may be contributed to a newly-formed subsidiary of the successor to Arizona Land Income Corporation if all of the transactions described in this Proxy Statement are approved and consummated. We anticipate that the contributed equity interests will represent a 7.5% equity interest in Seville Plaza and U.S. Bank Center and a 100% equity interest in the other properties.”
Why is the Company Proposing the Transactions?, page i
4.	Please revise to balance this disclosure with the detriments of the Transactions and disclose what course of action you will pursue if the Transactions are not approved.
In response to your comment, we have revised the Preliminary Proxy Statement by including in the subsection entitled “2. Why is the Company Proposing the Transactions?” on page ii the following paragraph:

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
March 30, 2007

“We believe that the potential detriments of the Transactions to our shareholders consist primarily of the risks associated with continued ownership of securities issued by a real estate investment trust generally and those that will be issued by our successor entity following completion of the Transactions. These risks are discussed in more detail in the “Risk Factors” section which is set forth at pages 19 through 37 of this Proxy Statement.”
5.	Please disclose the board’s estimated per share liquidation amount as well as amounts distributed to date as a result of the liquidation of your loan and land holdings.
In response to your comment, we have revised the Preliminary Proxy Statement by including in the subsection entitled “2. Why is the Company Proposing the Transactions?” on page ii the following paragraph:
“If the Transactions are not approved by our shareholders at the Annual Meeting, or if the Transactions for any other reason are not consummated, we anticipate that our Board of Directors will determine to proceed with the prompt liquidation of the Company, including winding up the Company’s business and distributing of the remaining assets, after payment of all known expenses, to our shareholders. We estimate that the per share amount that would have been received in a liquidation on December 31, 2006, after giving effect to the Special Dividend, as described below, which had then been declared, but not yet paid, is approximately $2.24. From inception through March 31, 2007, the Company has distributed $18,962,585 in dividends classified as return of capital (including the Special Dividend) and has repurchased 908,975 shares of its common stock at an aggregate purchase price of $3,952,491.”
What is Pacific Office Contributor contributing in the Transactions?, page ii
6.	Please disclose that the gross value of the assets contributed were deemed by the parties to the master contribution agreement to be $568 million and the net value of the assets were deemed to be $165 million, in both cases subject to closing adjustments.
In response to your comment, we have revised the Preliminary Proxy Statement by including in the subsection entitled “5. What is Pacific Office Contributor contributing in the Transactions?” on page iii the following:
“We have agreed with Pacific Office Contributor that the aggregate gross asset value of its ownership interests in all ten Contributed Properties, together with related intangible assets, is $568 million. The aggregate net asset value of the interests is expected to be approximately $165 million at the consummation of the Transactions, without regard to any closing adjustments.”

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
March 30, 2007

7.	Please revise to disclose that no third party appraisals or fairness opinions were obtained in connection with valuing the contribution properties or the transaction.
In response to your comment, we have revised the Preliminary Proxy Statement by including in the subsection entitled “5. What is Pacific Office Contributor contributing in the Transactions?” on page iii a statement disclosing that no third party appraisals or fairness opinions were obtained in connection with negotiating the valuations of the Contributed Properties.
8.	Please revise to disclose the restrictions on sales of the contributed properties.
In response to your comment, we have revised the Preliminary Proxy Statement by including in the subsection entitled “5. What is Pacific Office Contributor contributing in the Transactions?” on page iii the following statement:
“As described under the Master Agreement, these Contributed Properties are subject to certain sale restrictions for ten years after the Transactions are consummated. A sale of a Contributed Property which would not provide continued tax deferral to the Pacific Office Contributor requires us to notify Pacific Office Contributor and to cooperate with it in considering strategies to defer or mitigate the recognition of gain under the Internal Revenue Code by any of the equity interest holders of the recipient of the Operating Partnership units.”
9.	Please tell us the identity of the Co-Investors in the 7.5% properties to be owned by POP LP and their relationship to Mr. Shidler and his affiliates.
The co-investors of the properties known as U.S. Bank Center and Seville Plaza are not affiliates of Mr. Shidler or any of his affiliates. The co-investor equity interests in U.S. Bank Center are beneficially owned by Harvey Bookstein, his wife and HAR-U.S. Plaza, LLC, a Delaware limited liability company. The co-investor equity interests in Seville Plaza are owned by Harvey Bookstein, his wife, Roni Kritzberg, Joel Miller and HAR-Seville Plaza, LLC, a Delaware limited liability company. Both limited liability companies are managed by Harvey Bookstein.
What will Pacific Office Contributor receive in the Transactions?, page ii
10.	Please disclose the approximate number of shares of the company that Pacific Office Contributor will own if all ten properties are contributed, assuming full conversion of all operating partnership units based on a recent share price. Please disclose how this amount was determined, including the estimated net asset value of the contributed assets and the assumed price per unit.

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
March 30, 2007

In response to your comment, we have revised the Preliminary Proxy Statement in the subsection entitled “6. What will Pacific Office Contributor receive?” on pages iii and iv to include calculations concluding that upon consummation of the Transactions Pacific Office Contributor would own approximately 50,284,861 shares of Common Stock, assuming a net asset value of $165 million for all contributed property interests and the exchange of all Operating Partnership units. Conversion ratios for Operating Partnership units are fixed (subject to anti-dilution adjustments) and will not be affected by changes in the market price of the Common Stock.
11.	Please disclose the percentage of voting power that will be controlled by Mr. Shidler and his affiliates following the transaction, assuming contribution of the ten properties, the $5 million investment and conversion of all operating partnership units based on a recent share price and including the proportionate voting stock. Please also disclose the aggregate economic interest in the company of Mr. Shidler and his affiliates, including preferential rights from the convertible preferred units.
In response to your comment, we have revised the Preliminary Proxy Statement by adding the following sentence in the subsection entitled “6. What will Pacific Office Contributor receive?” on page iii:
“Upon consummation of the Transactions, assuming the immediate exchange of all the Operating Partnership units, Mr. Shidler, the other Shidler Principals and their respective affiliates would have approximately 96.52% of the total voting power and economic interest in the Company.”
12.	Please revise to briefly discuss the management fees payable under the Advisory agreement.
In response to your comment, we have revised the Preliminary Proxy Statement by including in the subsection entitled “6. What will Pacific Office Contributor receive?” on page iv a summary of the management and related fees payable under the Advisory Agreement.
What is the Company Contributing in the Transaction?, page iii
13.	Please disclose the assets that will be contributed by the company. Please disclose the book value of the assets and that the book value of the assets was used for purposes of determining the interests to be received by the company in the Transactions.
In response to your comment, we have revised the Preliminary Proxy Statement by modifying the subsection entitled “7. What is the Company contributing in the transactions?” on page iv to clarify that the Company will be contributing to the Operating Partnership (i) substantially all of its assets, which had a book value of

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
March 30, 2007

approximately $6.2 million at December 31, 2006, prior to the payment of the Special Dividend and (ii) all of the net proceeds that the Company will receive in the event that the $5 million subscription contemplated as part of the Transactions is consummated for shares of the Company’s Common Stock rather than for Common Units of the Operating Partnership.
Please note that the book value of the assets to be contributed by the Company to the Operating Partnership was not used for purposes of determining the interests to be received by the Company in the Transactions. Rather, such interests to be received were determined through negotiation of the Master Agreement. The book value of the Company’s assets was used only in determining the level of the Company’s initial capital contribution to the Operating Partnership.
What will the Company and our Shareholders receive in the Transactions?, page iii
14.	Please disclose the economic interest and voting interest that will be held by persons who were shareholders of the company immediately prior to the Transactions upon consummation of the Transactions, assuming contribution of the ten properties, the $5 million investment and conversion of all operating partnership units based on a recent share price.
In response to your comment, we have revised the Preliminary Proxy Statement by including in the subsection entitled “8. What will the Company and our shareholders receive in the Transactions?” on pages iv and v a statement that, upon consummation of the Transactions, the shareholders of the Company immediately prior to the Transactions will have an economic interest equal to approximately 10.50% of all the Common Units and approximately 3.48% of the total voting power of the Company. Additionally, assuming the exchange of all Operating Partnership units, the shareholders of the Company immediately prior to the Transactions will have an economic interest approximately equal to 3.48% of all outstanding Common Stock of the Company.
What will our current shareholders own following the Transactions?, page iii
15.	Please consider removing this question to the extent your response to the preceding questions make this disclosure redundant.
In response to your comment, we have revised the Preliminary Proxy Statement by removing the question “What will our current shareholders own following the Transactions?” in order to avoid redundant disclosure.

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
March 30, 2007

16.	Please identify the holder of the newly created Proportionate Voting Preferred Stock the first time it is discussed.
In response to your comment, we have revised the Preliminary Proxy Statement by clarifying in the subsection entitled “8. What will the Company and our shareholders receive in the Transactions?” on page iv that the Advisor will be the holder of the newly created Proportionate Voting Preferred Stock.
           Will I be able to sell my shares..., page iv
17.	You state that you currently expect the initial dividends following the completion of the Transactions will be at the rate of $0.06 per share per quarter. Given the significant change to the Company’s composition as a result of the formation transactions, please discuss fully the basis for such forecasts including the significant assumptions used in formulating your projections. In addition, provide a tabular presentation supporting your anticipated distribution for a twelve-month period following the formation transactions.
In response to your comment, we have revised the Preliminary Proxy Statement to eliminate all references to an expected dividend rate. Any such dividends are declarable in the discretion of the Board of Directors, and are not known at this time.
Ownership Chart, page 3
18.	Please revise the table to disclose the percentage of the vote in the company controlled by the Pacific Office Contributor, the existing shareholders and the advisor.
In response to your comment, we have revised the Preliminary Proxy Statement by modifying the ownership chart in the subsection entitled “Summary of the Transactions” on page 3 of the clean version to depict the voting interests controlled by the Pacific Office Contributor and the existing shareholders. We have also reflected that the Advisor will hold the proportionate voting preferred stock though it will not control the voting of such shares.
19.	Please revise to depict the ownership of the Advisor.
In response to your comment, we have revised the Preliminary Proxy Statement by modifying the ownership chart in the subsection entitled “Summary of the Transactions” on page 3 of the clean version to depict the ownership of the Advisor.

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
March 30, 2007

The Master Agreement, page 6
20.	Please briefly describe the material contribution conditions described in the second paragraph on page 6.
In response to your comment, we have revised the Preliminary Proxy Statement by including in the subsection entitled “The Master Agreement” on page 5 a brief summary in bullet point format of the material conditions required for contribution of the Contributed Properties interests.
Special Rights of Convertible Preferred Units, page 9
21.	Please describe the fixed annual dividend rates,
In response to your comment, we have revised the Preliminary Proxy Statement by modifying the subsection entitled “Special Rights of Convertible Preferred Units” on page 8 to describe the fixed annual dividend rate payable by the Operating Partnership to holders of Convertible Preferred Units. Please note that this rate was modified by agreement between the parties on March 27, 2007.
22.	Please revise the disclosure to explain the reference to pari passu. It may not be clear to investors how fixed rate preferred distributions, which are contractually provided for in the articles supplementary, are pari passu with common dividends that are paid at the discretion of the general partner.
In response to your comment, we have revised the Preliminary Proxy Statement to clarify the relationship between the fixed rate distributions made on the Convertible Preferred Units and the distributions paid to the holders of Common Units at the discretion of the general partner. Specifically, holders of Convertible Preferred Units have a contractual right to receive specific fixed-rate distributions payable quarterly. We have further indicated that any unpaid Convertible Preferred Unit distributions cumulate, and are required to be paid before any future distributions may be made on Common Units. We have made these changes on page 8 in the subsection entitled “Special Rights of Convertible Preferred Units” as well as on pages 115 and 116 in the subsection entitled “Distributions.”
23.	Please provide a more detailed description of how increases in dividends and distributions will increase the conversion rate.
In response to your comment, we have revised the Preliminary Proxy Statement by modifying the subsection entitled “Special Rights of Convertible Preferred Units” on pages 8 and 9 to include a more detailed description of the impact of increases in dividends and distributions on the conversion rate.

'

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
March 30, 2007

Termination Provisions of the Master Agreement, page 12
24.	Please disclose that the failure of the shareholders to approve the transactions will not result in the obligation of the company to pay the termination fee or reimburse expenses.
In response to your comment, we have revised the Preliminary Proxy Statement by adding the following sentence in the subsection entitled “Termination Provisions of the Master Agreement” on page 12:
“In the event our shareholders do not approve the Transactions at the Annual Meeting (or any adjournment), we will not be obligated to pay the termination fee or reimburse related expenses.”
Risk Factors, page 13
Please include a brief description of the most significant risks of the Transactions
In response to your comment, we have revised the Preliminary Proxy Statement by including in the subsection entitled “Risk Factors” on page 14 a brief summary in bullet point format of the most significant risk factors related to consummation of the Transactions.
Risk Factors, page 17
25.	Please include a risk factor, if accurate, that the company has not and will not receive an opinion of counsel regarding the tax treatment of the Transactions or the qualification of the company as a REIT upon consummation of the Transactions.
In response to your comment, we have revised the Preliminary Proxy Statement by including a risk factor entitled “We will not receive an IRS ruling or an opinion of counsel regarding the tax treatment of the Transactions” on page 25 and modified the risk factor entitled “If we fail to remain qualified as a REIT following the Transactions, we will be subject to taxation as a regular corporation and could face substantial tax liability” on pages 35 and 36 to state that we have not obtained opinion of counsel as to the continued REIT status of the surviving corporation following consummation of the Transactions.
26.	Please include a risk factor that pro forma cash flow from operations was $(0.69) million for the nine months ended September 30, 2006 and that this may impact your ability to pay dividends.
In response to your comment, we have revised the Preliminary Proxy Statement by modifying the risk factor entitled “The Transactions are expected to result in a reduction in per share dividends to holders of our Common Stock after the Transactions” on page 18, to include the risk that we may not be able to pay

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
March 30, 2007

dividends following Closing. Specifically, we have indicated that all distributions will be made at the discretion of our Board of Directors and will depend on, among other things, our financial condition. We have also noted that in the event that the payment of dividends is not appropriate, we may not pay per share dividends for one or more fiscal quarters.
Please note that we have changed the title of the effected risk factor to “The Transactions may result in a reduction in per share dividends to holders of our Common Stock after the Transactions, and there can be no assurance of our ability to pay dividends” to better reflect the nature of the risks now described.
27.	Please include a risk factor regarding the exceptions to the non-competition agreements, including the current assets and activities of Mr. Shidler and his affiliates that are excluded as per the agreement.
In response to your comment, we have revised the Preliminary Proxy Statement by including a risk factor entitled “Jay H. Shidler and Lawrence J. Taff may compete with us and, therefore, may have conflicts of interest with us,” on page 35, to describe the potential conflicts of interest arising from the exceptions to the non-competition agreements to be entered into with Messrs. Shidler and Taff.
28.	Please substantially reduce your use of cross-references in the risk factor section.
In response to your comment, we have revised the Preliminary Proxy Statement by deleting all cross-references in the section entitled “Risk Factors” beginning on page 18.
Securities eligible for future sale.., page 17
29.	Please disclose the number of shares you expect to include in the exchange registration statement.
In response to your comment, we have revised the Preliminary Proxy Statement by adding the following risk factor entitled “Securities eligible for future sale may have adverse effects on our share price” on page 18:
“We anticipate registering at least 51.2 million shares of our Common Stock in this registration statement.”
We expect to incur significant costs and expenses..., page 18
30.	Where possible, please provide an estimate of these costs.
In response to your comment, we have revised the Preliminary Proxy Statement

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
March 30, 2007

by including in the risk factor entitled “We expect to incur significant costs and expenses in connection with the Transactions, which could result in our not realizing some or all of the anticipated benefits of the Transactions” on page 19 an estimate of the aggregate expenses associated with consummating the Transactions. The approximate amount of the aggregate expenses is estimated to be $4.5 million, however, the actual amount will be included in the definitive proxy statement.
After the transactions are completed..., page 19
31.	Please briefly describe the most significant changes in shareholder rights that may be less advantageous than current rights.
In response to your comment, we have revised the Preliminary Proxy Statement by including in the risk factor entitled “After the Transactions are completed, holders of our Common Stock will have different rights that may be less advantageous than their current rights” on pages 20 and 21 a brief summary in bullet point format of some of the significant changes in shareholder rights that may be less advantageous than current rights.
We will be substantially controlled by..., page 33
32.	Please disclose the aggregate voting control of Mr. Shidler and his affiliates, assuming the $5 million investment is consummated.
In response to your comment, we have revised the Preliminary Proxy Statement by clarifying the risk factor entitled “We will be substantially controlled by Jay H. Shidler and the other Shidler Principals” on page 34 that Mr. Shidler and the Shidler Principals and their respective affiliates will have approximately 96.52% of the voting power of the Company following the consummation of the Transactions.
Business and Properties of Shidler Predecessor..., page 37
33.	Throughout the proxy statement you reference and rely on certain demographic and market data, including data regarding market occupancy and average asking rents. Please provide us with copies of the relevant portions of the publications that include the information consistent with the statements in the prospectus. In addition, please confirm that this information is publicly available and that you did not commission its preparation.
Information cited from third party sources in the proxy statement is either generally publicly available or generally available upon payment of a fee and was not prepared specifically for use in the proxy statement. We are supplementally

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
March 30, 2007

providing to the Staff copies of the relevant portions of the publications underlying the information included in the revised Preliminary Proxy Statement.
History, page 37
34.	Please disclose the dates The Shidler group ceased to control TriNet, First Industrial and Corporate Office.
We believe that Jay H. Shidler’s service as Chairman of the Board of the three entities reflects his continuing influence on the policies and operations of those entities. Mr. Shidler currently serves as Chairman of the Board of Directors of First Industrial Realty Trust, Inc. and has served in such capacity since its formation in August 1993. Mr. Shidler also currently serves as Chairman of the Board of Trustees of Corporate Office Properties Trust and has done so since its reincorporation in October 1997. Additionally, Mr. Shidler served as Co-Chairman of the Board of Directors of TriNet Corporate Realty Trust, Inc. from its formation in March 1993 to December 1998 and as a Director until its merger with Starwood in November 1999. We have added disclosure on page 40 to reflect Mr. Shidler’s tenure as Chairman of the Board with each of the entities.
Competitive Strengths, page 39
35.	Please disclose the basis for your belief that occupancy will increase after the transaction. We note that the managers of the properties prior to the transaction will continue to manage the properties after the transaction.
In response to your comment, we have revised the Preliminary Proxy Statement by including in the subsection entitled “Competitive Strengths” on page 41 the following disclosure:
“Pacific Office Contributor has recently repositioned a majority of the Contributed Properties in their respective markets in order to both retain current tenants and attract new ones. Key Contributed Properties have been renovated or refurbished. New and aggressive marketing and leasing programs have been put in place at all of the properties. We expect that these repositioning actions, along with the tightening market conditions in each of our existing markets, will cause average occupancy at the Contributed Properties to increase following the consummation of the Transactions.”
Capital Policy, page 41
36.	Please disclose the meaning of “selling down.”
In response to your comment, we have revised the Preliminary Proxy Statement by modifying the subsection entitled “Capital Policy” on pages 43 and 44 to

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
March 30, 2007

replace the reference to “selling down” with a statement clarifying that such term mean sales of equity in entities holding Contributed Properties which result in a corresponding decrease in the equity ownership percentage of Pacific Office Properties Trust, Inc. Specifically, we have modified the affected sentence to read as follows:
“We expect the 10% to 20% equity requirements for new acquisitions by Pacific Office Properties Trust, Inc. will be funded with funds from operations, capital raised from selling a portion of equity in entities holding the Contributed Properties and available enterprise level unsecured debt.”
We have also eliminated the reference to “equity sell downs” in the subsequent paragraph.
Overview of Existing and Target Markets, page 42
37.	Please update your market and property data to the extent the information is available.
In response to your comment, we have revised the Preliminary Proxy Statement by updating the appropriate portions of the subsection entitled “Overview of Existing and Target Markets.”
38.	Please include disclosure regarding potential supply issues in your target markets, such as data regarding construction starts.
We have revised the Preliminary Proxy Statement to include disclosure regarding potential supply issues under the subsections entitled “Honolulu Office Market,” “San Diego Office Market,” “Phoenix Office Market” and “Los Angeles County Office Market.”
Management, page 61
39.	Please disclose the names of the independent directors.
In response to your comment, we have revised the Preliminary Proxy Statement by including in the subsection entitled “Management” on page 57 the following statement:
“We expect that Messrs. Hamlin, Brennan and Denton will be independent directors within the meaning of the listing standards of AMEX.”
We note that this determination will need to be made by the Board of Directors of the surviving corporation following its constitution.

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
March 30, 2007

Certain Relationships and Related Party Transactions, page 63
40.	Please disclose the information required by Item 404(a) of Regulation S-K for Mr. Shidler and his affiliates, assuming the transaction is approved.
In response to your comment, we have revised the Preliminary Proxy Statement by adding a section entitled “CONFLICTS OF INTEREST WITHIN PACIFIC OFFICE PROPERTIES TRUST, INC.” beginning on page 59 to describe potential conflicts of interest relating to certain transactions between the Company and the Shidler Principals, assuming the Transactions are approved. Specifically, we include, in the following order, disclosure relating to (i) the Advisory Agreement entered into between the Company and the Advisor, an entity owned by the Shidler Principals, (ii) allocation of time by the key personnel of the Advisor, (iii) the continuing rights and obligations of the Company and Pacific Office Contributor, an entity controlled by Jay H. Shidler that will, together with its related parties, control approximately 96.52% of the Company’s total voting power following the consummation of the Transactions, under the Master Agreement and the contribution agreements and (iv) the registration rights granted pursuant to the Master Agreement.
41.	Please include the disclosure required by Item 404(b) of Regulation S-K.
In response to your comment, we have revised the Preliminary Proxy Statement by modifying the section entitled “CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS” beginning on page 70 to (i) describe the Company’s policies and procedures for review, approval or ratification of any transaction that the Company would be required to report by Item 404(a) of Regulation S-K and (ii) identify any of the disclosed transactions that did not require review, approval or ratification, or where the relevant procedures were not followed. Please note that we have revised the heading of this section to “CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF ARIZONA LAND INCOME CORPORATION” to more accurately reflect the nature of the disclosure in this section.
In addition, we have revised the Preliminary Proxy Statement by adding a subsection entitled “CONFLICTS OF INTEREST WITHIN PACIFIC OFFICE PROPERTIES TRUST, INC.—Policies to Address Conflicts.” beginning on page 59 to describe the types of policies and procedures that the Company’s board of directors may adopt following the consummation of the Transactions to try to ameliorate the effect of potential conflicts of interest between the Company and the Shidler Principals. We note that policies adopted will be determined by the Board of Directors.

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
March 30, 2007

Background of the Transactions, page 79
42.	Please revise to disclose the terms of the “individual bidder” offer and the identity of the individual bidder.
In response to your comment, we have revised the Preliminary Proxy Statement by including in the subsection entitled “Background of the Transactions” on page 89 disclosure regarding the terms of the offer by Mr. Stuart Tanz’s (the “individual bidder”).
43.	Refer to the final paragraph on page 82. Please disclose the board’s estimate as to the liquidation value of the company.
In response to your comment, we have revised the Preliminary Proxy Statement by including in the subsection entitled “Background of the Transactions” on page 90 a statement that the Board estimated the liquidation value of the Company to be approximately $3.42 per share at that time.
44.	Refer to the final paragraph on page 82. Please disclose why the board approved exclusive negotiations with the Shidler Group instead of proceeding with the individual bidder proposal.
In response to your comment, we have revised the Preliminary Proxy Statement by describing in the subsection entitled “Background of the Transactions” on page 90 the Board’s rationale for proceeding with exclusive negotiations with The Shidler Group.
45.	Refer to the second paragraph on page 84. Please disclose the company share price on November 2, 2006.
In response to your comment, we have revised the Preliminary Proxy Statement by including in the subsection entitled “Background of the Transactions” on page 91 a statement that the Company’s Common Stock had increased to $7.61 per share on November 2, 2006.
Reasons for the Transactions, page 84
46.	Please revise to discuss the negative factors considered by the board.
In response to your comment, we have revised the Preliminary Proxy Statement by including in the subsection entitled “Background of the Transactions” on page 93 a discussion of the potential negative factors considered by the Board in connection with the consummation of the Transactions.

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
March 30, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operation
Commitments, page 166
47.	Please confirm to us that you will revise your disclosure to include interest in your table of contractual obligations or provide a discussion in the text. Refer to FR-72, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.
In response to your comment, we have revised the Preliminary Proxy Statement by including in the subsection entitled “Commitments” on page 176 of the clean version a revised contractual obligations table that includes numerical disclosure related to interest.
Quantitative and Qualitative Disclosure About Market Risk, page 170
48.	Please advise us why you have not reflected the impact of interest rate changes resulting from your floating rate joint venture debt.
This information will be provided in a subsequent response.
Shidler Predecessor — Historical Financial Statements
Combined Statements of Operations, page 176
49.	We note that you have included income (loss) from joint ventures within revenues. In limited circumstances in which it has been demonstrated that equity in earnings from joint ventures is sufficiently integral to your operations, we would not object to your presentation within operating income, provided they were not included in revenue. Please advise us and clarify your basis for including these amounts above operating expenses or revise accordingly.
This information will be provided in a subsequent response.
50.	Similarly provide your basis for including interest and other income within revenues instead of below operating expenses.
This information will be provided in a subsequent response.

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
March 30, 2007

Note 2 — Summary Of Significant Accounting Policies
Real Estate Properties
Acquisitions, pages 183 — 184
51.	Please clarify if true, the values of above market leases are amortized based on the remaining non-cancelable lease term. In addition, please clarify how renewal terms are considered in the amortization period of your below market leases. Similarly modify your policy elsewhere in your document.
This information will be provided in a subsequent response.
Unaudited Pro Forma Consolidated Financial Statements
Introduction, pages 200 — 202
52.	Reference is made to the second paragraph. We note the agreed upon fair value is estimated to be approximately $568 million with the consideration being $165 million. Please clarify what is meant by “agreed upon” fair value and whether this value is representative of the fair value of the properties received.
This information will be provided in a subsequent response.
53.	Please separately quantify the value of the common units and convertible preferred units being contributed and reconcile these amounts to the total cost of the acquisition. In addition, expand your disclosure to explain the basis for the value assigned to the equity instruments issued as part of the transaction. We note from disclosures elsewhere in your document that the $2.79 value ascribed to the common stock was based on the average closing prices for a 90 day period less the special dividend. Advise us how you applied paragraph 22 of SFAS 141 and EITF 99-12.
This information will be provided in a subsequent response.
54.	Clarify how you determined the value ascribed to the Proportionate Voting Preferred Stock granted upon consummation of the transactions.
This information will be provided in a subsequent response.

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
March 30, 2007

55.	You represent that STIRR N. Central, LLC is the accounting acquirer of the other Shidler Predecessor entities through their contribution of the City Square property. On page 197, you state that the legal entity owning the City Square property is Pacific Office Properties Trust/Mezzanine, LLC. Please reconcile this difference between your disclosures.
This information will be provided in a subsequent response.
56.	Based on your disclosure, we note that you plan to record the interests contributed by Jay Shidler and his immediate family and entities under their control at historical cost. Using the guidance in EITF 02-5, tell us the percentage ownership interest held by Mr. Shidler in each property and that of his family members. Please also clarify the relationship of his family members.
This information will be provided in a subsequent response.
Note I — Adjustments to the unaudited pro forma combined balance sheet as of September 30, 2006
(B)
57.	Please revise to clearly state your basis under SFAS 141 for bringing over Mr. Shidler’s interest over at historical cost basis, SAB 48 and EITF 94-2 would not be applicable.
This information will be provided in a subsequent response.
(C)
58.	Advise us your basis for including a pro forma adjustment for capital improvement projects. Unless you are contractually obligated to undertake these projects as a result of the Transactions, it does not appear that this is directly attributable to the transaction or factually supportable.
This information will be provided in a subsequent response.
(F)
59.	We note that you have included an adjustment to reflect proceeds anticipated to be received from liquidating AZL Assets. Please clarify the source of these proceeds and indicate whether you have a committed source for this cash inflow.
This information will be provided in a subsequent response.

Securities and Exchange Commission
Attention: Michael McTiernan, Staff Attorney
March 30, 2007

     A statement from the Company acknowledging responsibility for the accuracy and adequacy of the disclosure is enclosed with this letter. Additionally, enclosed are the revised pages to the Preliminary Proxy Statement identifying all revisions and conforming changes throughout the document made in response to the Staff’s comments.
     Please do not hesitate to call the undersigned at (602) 528-4801. You may also directly call Shidler’s counsel, William Turner and Anis Ha at Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP. Mr. Turner’s direct line is (312) 629-7337 and Mr. Ha’s direct line is (312) 984-3127 if you have any further questions or if we can be of further assistance.
Very truly yours,
SQUIRE, SANDERS & DEMPSEY L.L.P.
/s/ Joseph P. Richardson
Joseph P. Richardson
JPR/kah
cc:
Enclosures

Arizona Land Income Corporation
2999 North 44th Street, Suite 100
Phoenix, Arizona 85018
(602) 952-6800
March 30, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael McTiernan, Staff Attorney

Re:	Arizona Land Income Corporation
Preliminary Proxy Statement
File No. 1-09900
Filed February 1, 2007
Ladies and Gentlemen:
     In accordance with the comments of the staff contained in a letter, dated March 1, 2007, relating to the above-referenced filing (the “Filing”), the undersigned officer of Arizona Land Income Corporation (the “Company”), on behalf of the Company, acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

▪	staff comments or changes to disclosure in response to staff comments in the Filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

Arizona Land Income Corporation

By:	/s/ Thomas R. Hislop

Name: Thomas R. Hislop
Title: Chairman of the Board & Chief Executive Officer